PACIFIC RIM MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2006 and 2005

Expressed in US Funds

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Pacific Rim Mining Corp.:

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. as of April 30, 2006 and 2005, and the related consolidated statements of loss, shareholders’ equity, and cash flows for the years ended April 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended April 30, 2006, 2005 and 2004, in conformity with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
June 6, 2006	CHARTERED ACCOUNTANTS

Pacific Rim Mining Corp.	Statement 1
Consolidated Balance Sheets
In thousands of U.S. dollars

	As at	As at
	April 30,	April 30,
ASSETS	2006	2005
Current Assets
Cash and cash equivalents	$1,757	$436
Temporary investments (Note 4)	14,620	358
Bullion (Note 1c & 5)	533	21
Receivables	166	116
Production inventory	278	266
	17,354	1,197
Property, Plant and Equipment (Note 6)	4,307	4,299
Closure Fund (Note 7)	3,248	3,122
	$24,909	$8,618

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$882	$1,214
Accrued closure costs - current portion (Note 9)	143	118
	1,025	1,332
Accrued Closure Costs (Note 9)	1,849	1,747
	2,874	3,079

SHAREHOLDERS’ EQUITY
Share Capital - Statement 3 (Note 10)
Authorized:
unlimited common shares without par value
Issued and fully paid:
105,590,960 (2005 – 80,642,194) shares outstanding	74,178	57,435
Contributed Surplus - Statement 3	1,181	810
Deficit - Statement 3	(53,324)	(52,706)
	22,035	5,539
	$24,909	$8,618

APPROVED BY THE BOARD OF DIRECTORS:

__________________________________, Director

__________________________________, Director

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 2
Consolidated Statements of Loss
In thousands of U.S. dollars, except for per share amounts

	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2006	2005	2004
Revenue
Sales	$8,024	$11,868	$12,140

Cost of Sales
Operating costs	4,480	8,963	12,193
Depreciation, depletion and amortization	19	878	1,295
	4,499	9,841	13,488
Mine Operating Income (Loss)	3,525	2,027	(1,348)

Expenses (Income)
Exploration
- direct	6,237	6,351	5,144
- stock-based compensation (Note 10)	52	73	20
General and administrative
- direct	1,504	1,149	878
- stock-based compensation (Note 10)	166	411	316
Interest expense	-	18	47
Foreign exchange	(264)	(108)	26
Interest income	(251)	(120)	(182)
Gain on sale of property, plant and equipment	(11)	(848)	(290)
	7,433	6,926	5,959
Loss Before Unusual Item	(3,908)	(4,899)	(7,307)

Recovery of Investment In Andacollo Mine (Note 1d )	3,349	284	448
Loss for the Year Before Taxes	(559)	(4,615)	(6,859)
Income Taxes	(59)	(19)	-
Loss for the Year	$(618)	$(4,634)	$(6,859)

Loss Per Share - Basic and Diluted	$(0.01)	$(0.06)	$(0.09)

Weighted Average Shares Outstanding (thousands)	82,528	80,514	79,146

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 3
Consolidated Statements of Shareholders' Equity
In thousands of U.S. dollars

	Share Capital - Common Shares
			Contributed	Accumulated	Total
	Number	Amount	Surplus	Deficit	Equity

Balance – April 30, 2003	78,528,594	$56,173	$-	$(41,213)	$14,960
Shares issued for cash –
options exercised	1,955,400	1,181	-	-	1,181

Stock-based compensation	-	-	336	-	336

Loss for the year	-	-	-	(6,859)	(6,859)

Balance - April 30, 2004	80,483,994	$57,354	$336	$(48,072)	$9,618
Shares issued for cash –
options exercised	158,200	71	-	-	71

Stock-based compensation	-	-	484	-	484
Fair value of options
exercised	-	10	(10)	-	-

Loss for the year	-	-	-	(4,634)	(4,634)
Balance - April 30, 2005	80,642,194	$57,435	$810	$(52,706)	$5,539
Shares issued for cash, net of
costs	23,900,000	16,361	-	-	16,361
Shares issued for cash –
options exercised	783,766	347	-	-	347
Shares issued for property
option payment	50,000	38	-	-	38
Shares issued for services
(Note 10)	215,000	150	-	-	150

Warrants issue cost	-	(168)	168	-	-

Stock-based compensation	-	-	218	-	218
Fair value of options
exercised	-	15	(15)	-	-

Loss for the year	-	-	-	(618)	(618)

Balance – April 30, 2006	105,590,960	$74,178	$1,181	$(53,324)	$22,035

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 4
Consolidated Statements of Cash Flows
In thousands of U.S. dollars

	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2006	2005	2004
Operating Activities
Loss for the year	$(618)	$(4,634)	$(6,859)
Items not involving cash:
Depletion, depreciation and amortization	38	869	800
Accrued closure and pension costs	237	343	495
Shares issued for property option payment	38	-	-
Shares issued for services	150	-	-
Stock based compensation	218	484	336
Net interest earned on closure sinking fund	(126)	(91)	(174)
Gain on sale of property, plant and equipment	(11)	(848)	(290)
Loss on sale of supplies inventory	-	37	-
Write-down of supplies inventory	-	165	-
	(74)	(3,675)	(5,692)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(332)	(547)	533
Closure cost expenditures	(110)	(304)	(2,057)
Loans payable	-	(828)	(1,043)
Inventories	(524)	3,710	7,194
Receivables	(50)	2	(68)
Proceeds of disposition of supplies inventory	-	32	-
Cash Flow Used for Operating Activities	(1,090)	(1,610)	(1,133)
Investing Activities
Temporary investments	(14,262)	(358)	-
Purchases of property, plant and equipment	(46)	(86)	(461)
Proceeds of disposition of property, plant and equipment	11	848	304
Reclamation sinking fund withdrawals	-	108	465
Cash Flow Provided By (Used for) Investing Activities	(14,297)	512	308
Financing Activities
Shares issued for cash net of issuance costs	16,708	71	1,181
Cash Flow Provided By Financing Activities	16,708	71	1,181
Net Increase (Decrease) in Cash and Cash Equivalents	1,321	(1,027)	356
Cash and cash equivalents - Beginning of year	436	1,463	1,107
Cash and Cash Equivalents - End of Year	$1,757	$436	$1,463

Supplementary Schedule of Cash Transactions:
Interest paid during the period	$-	$25	$61
Income taxes paid during the period	$59	$19	$-

Supplementary Schedule of Non-cash Transactions:
Shares issued for property option payment	$38	$-	$-
Shares issued for services	$150	$-	$-
Stock-based compensation	$218	$484	$336
Warrant issue costs (Note 10)	$168	$-	$-
Accrued closure costs capitalized as property	$-	$-	$495

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

1.	Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in mineral claims in Chile and Argentina.

Basis of Presentation

These consolidated financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 15.

These consolidated financial statements include the accounts of the Company’s wholly-owned active subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly- owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

	a)	Reporting Currency

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

	b)	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

	c)	Bullion

Saleable bullion inventory located at gold refiners is reported separately from all other inventories held to reflect management’s view that the bullion reported is closely equivalent to cash, immediately available to cover short-term cash requirements.

	d)	Shut Down and Sale of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

Proceeds from creditor distribution and payments related to subsequent sales of the previously written off assets are credited in the year received to income as “Recovery of Investment In Andacollo Mine”.

On September 21, 2005 the Company entered into an agreement to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the Andacollo Mine for a total price of $5,400. $3,000 of proceeds received upon signing this agreement have been recorded as described above. Future payments secured by a promissory note of $2,400 ($1,000 and $1,400 payable by September 20, 2006 and 2007 respectively) will conservatively be recorded when received. The promissory note bears no interest and is secured by a charge over the assets sold.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

2.	Significant Accounting Policies and Accounting Changes

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of three months or less from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in values.

Temporary Investments

Term investments with a term to maturity from inception of greater than three months which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to insignificant risks of loss in value are classified as temporary investments.

Bullion

Gold and silver bullion is valued at the lower of cost and estimated fair market value.

Production Inventory

Production inventory, comprised of gold in process is valued at the lower of cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, will be capitalized as incurred and amortized on a units of production basis over estimated recoverable reserves.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

2.	Significant Accounting Policies and Accounting Changes - Continued

Environmental Expenditures and Closure Costs - Continued

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company’s share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 “Asset Retirement Obligations” which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations. Effective May 1, 2003, the Company elected early implementation of CICA 3110, whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made. The asset retirement costs are capitalized as part of the carrying amount of the long term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is accreted over the estimated future ounces of gold production until settlement of the obligation. As a result of the adoption of this accounting standard, the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $500 during the year ended April 30, 2004.

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes, which are more likely than not to be realized.

Share Capital

	i)	The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

	ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Stock-based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

2.	Significant Accounting Policies and Accounting Changes - Continued

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable, and collection is reasonably assured.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Derivative Transactions

The Company may enter into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company’s entire forward sales activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

	i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
	ii)	Non-monetary assets and liabilities, equity at historical rates , and
	iii)	Revenue and expense items at the average rate of exchange prevailing during the period.

Gains and losses on translation are included in determining net income for the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, temporary investments, bullion (Note 1c, 5 & 11), receivables and, accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Temporary Investments

	April 30, 2006	April 30, 2005
Guaranteed Investment Certificate *	$14,620	$358
Maturity date	April 3, 2007	August 24, 2005
Interest rate per annum	3.6%	1.8%

* The guaranteed investment certificates, guaranteed by a large North American banking institution are callable on demand and pay interest on all amounts invested for more than thirty days.

5.	Bullion

	April 30, 2006		April 30, 2005
	Gold	Silver	Gold	Silver
Ounces at refinery	1,200	11,929	84	850
Market value per ounce ($/oz.)	$652	$13.50	$434	$6.80
Market value	$782	$161	$36	$6
Total market value	$943		$42
Valuation – lower of cost and market	$533		$21

6.	Property, Plant and Equipment

	April 30,	April 30,
	2006	2005
Office Equipment and Vehicles	$207	$170
Accumulated Depreciation	(190)	(150)
	17	20
Rawhide Mining Facility	24,135	24,153
Accumulated depreciation and amortization	(24,093)	(24,107)
	42	46
Mining Property Acquisition Costs – El Salvador	4,248	4,233
	$4,307	$4,299

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

7.	Closure Fund

The Denton-Rawhide Closure Fund investments of $3,248 (2005 - $3,122) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2006 was approximately $3,276 (2005 - $3,261). During the year ended April 30, 2006, no funds (2005 - $108) were drawn from the trust to pay severances owed to Denton-Rawhide employees due to the cessation of mining and processing activities and the related reduction of the workforce. These severances paid were part of the accrued closure costs. At April 30, 2006, closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

8.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)

By agreement dated March 29, 2006, the Company has superceded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement the Company has prepaid an annual rental fee in the amount of $29 with the option to purchase the parcel for a payment of $971 at any time up to April 1, 2007.

		iii)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

8.	Mineral Properties - Continued

	a)	El Salvador Properties - Continued

iv)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100 % interest in an El Salvador exploration concession to be known as the Zamora property. Under the terms of the agreement, the Company maintains an option to purchase the exploration concession by making advance royalty payments as follows: 50,000 shares upon regulatory approvals of the arrangement (issued March 10, 2006): 50,000, 70,000, 100,000 and 150,000 shares on the first through fourth anniversaries of the agreement respectively: 200,000 on the fifth and subsequent anniversaries of the agreement until the earlier of termination of the option, commencement of production or expiry of the exploration concessions. Title to 100% of the project will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

	b)	Denton-Rawhide Joint Venture

		i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	April 30,	April 30,
	2006	2005
Current assets	$814	$412
Property, plant and equipment	42	46
Closure fund	3,248	3,122
Current liabilities	(415)	(560)
Long-term liabilities	(1,849)	(1,747)
Net assets	$1,840	$1,273

The condensed statements of operating income (loss) of the Company’s 49% interest are as follows:

		Year Ended
	April 30,	April 30,	April 30,
	2006	2005	2004
Sales	$8,024	$11,868	$12,140
Gain on sale of property, plant and
equipment	-	848	290
Costs and expenses	(4,619)	(9,841)	(13,483)
Net income (loss)	$3,405	$2,875	$(1,053)

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

8.	Mineral Properties - Continued

b)	Denton-Rawhide Joint Venture - Continued

The condensed statements of cash flows of the Company’s 49% interest are as follows:

		Year Ended
	April 30,	April 30,	April 30,
	2006	2005	2004
Cash flows provided by operations	$2,862	$6,624	$5,160
Cash flows provided by (used for)
investment activities	(3)	812	(150)
Cash flows provided by (used for)
financing activities	-	(828)	(1,021)
Net cash flow	$2,859	$6,608	$3,989

ii)

By agreement dated October 28, 2004 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the closing date. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow.

c)	Other Exploration Properties

The Company holds exploration rights on mineral claims in Argentina and Chile which are largely unexplored and undeveloped.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

9.	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,992 at April 30, 2006 (2005 - $1,865) of which $1,849 (2005- $1,747) is long-term and $143 (2005 - $118) is current. The closure fund (Note 7), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs – April 30, 2005
Current	$118
Long-term	1,747	$1,865
Add: Pension and reclamation liability accruals *		237
Less: Expenditures during the year		(110)
Accrued closure costs – April 30, 2006
Current - (< 1 year)	$143
Long-term - (1 – 3 years)	697
- (3 – 5 years)	996
- (> 5 years)	156	$1,992

* During the year the Company booked additional reclamation liabilities and post-retirement benefit liabilities relating to the Rawhide Joint Venture. The current and long-term portions of these estimated liabilities has been recognized as part of the accrued closure costs with a corresponding charge to mine operating income.

10.	Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Stock and Warrant Issues

	i)	On March 14, 2006 the Company issued 215,000 shares as payment for $150 of management services provided by an officer and director of the Company in the normal course of operations.

The amount of the consideration was established and agreed to by the officer and director.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

10.	Share Capital – Continued

Stock and Warrant Issue – Continued

ii)

On March 1, 2006 the Company closed a syndicated underwriting agreement for the sale of 23,900,000 shares at a price per share of Cdn $0.84. Net cash proceeds from the issue after 6% brokerage commissions and other issuance costs were $16,361. As part of this stock issue the Company agreed to grant 1,195,000 non transferable share purchase warrants to the underwriters at Cdn.$0.84 for up to 12 months from closing. The $168 non cash fair value of these warrants as calculated using the Black Scholes Option Pricing Model was charged as share issuance costs. The assumptions used to determine the cost in the option pricing model were; no dividend payments, vesting occurred at date of grant, share price volatility of 58%, an annual risk free interest rate of return of 4.0 % and expected life of 1 year.

Proceeds from the issue are being used for further exploration and development of the El Dorado gold project as well as exploration on other El Salvador gold properties and for general corporate purposes.

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock options outstanding at that date were combined, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”). Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, with the options to have a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors. Details are as follows:

	Number of Options
	Pre-	October	Weighted Average
	Amalgamation	2002 Plan	Exercise Price
	Plans		(in Cdn $)	Expiry
Options outstanding at April 30, 2003	4,517,480	2,110,000	$ 0.73	2003-2007
Year ended April 30, 2005 - granted	-	1,425,800	$ 0.80	2008
- expired/cancelled	(952,700)	(130,000)	$ 1.27	2004-2007
- exercised	(1,760,400)	(195,000)	$ 0.80	2003-2008
Options outstanding at April 30, 2004	1,804,380	3,210,800	$ 0.60	2004-2008
Year ended April 30, 2005 - granted	-	1,330,000	$ 0.75	2010
- expired/cancelled	(65,080)	-	$ 1.33	2004
- exercised	(138,200)	(20,000)	$ 0.55	2004-2007
Options outstanding at April 30, 2005	1,601,100	4,520,800	$ 0.63	2005-2010
Year ended April 30, 2006 - granted	-	12,500	$ 0.93	2008
- expired/cancelled	(30,800)	(93,334)	$ 0.73	2005-2010
- exercised	(611,300)	(172,466)	$ 0.55	2005-2010
Options outstanding at April 30, 2006	959,000	4,267,500	$ 0.63	2006-2010
Vested as at April 30, 2006	959,000	3,950,833	$ 0.60	2006-2010

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

10.	Share Capital - Continued

Stock Options - Continued

The following table summarizes information about stock options outstanding to directors, employees and consultants as at April 30, 2006.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
July 4, 2006	$ 0.29	959,000	959,000
April 18, 2007	$ 0.62	1,685,000	1,685,000
January 26, 2008	$0.93	12,500	12,500
July 23, 2008	$ 0.43	130,000	130,000
October 8, 2008	$ 0.85	1,190,000	1,190,000
February 18, 2010	$ 0.75	1,250,000	933,333
		5,226,500	4,909,833

On January 26, 2006, the Company granted an additional 12,500 incentive stock options under its stock option plan at an exercise price of CDN$0.93 per share. These options issued to consultants vested 100% upon grant and expire on January 26, 2008.

During the year stock-based compensation expense has been recorded as follows:

	2006	2005	2004
Administrative costs	$166	$411	316
Exploration costs	52	73	20
Total stock-based compensation	$218	$484	336

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes Option Pricing Model with the following assumptions for each option issue.

Options Granted
	January	February	October	July 23,	April
	26, 2006	18, 2005	8, 2003	2003	18,2002
Risk free interest rate	3.85%	3.46%	3.85%	3.67%	4.31%
Expected Option life (years)	4	4	4	4	4
Stock volatility – based on trading history	87.73%	87.39%	88.30%	87.74%	89.46%
Dividend payments during life of option	none	none	none	none	none
Total fair value of option granted	$ 4	$ 530	$ 517	$ 33	$ 493

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

11.	Gold Forward Sales Contracts

(Metal prices in U.S. Dollars)

At April 30, 2006, the Company’s gold forward sales contract position consisted of 3,000 ounces (2005 - 3,000) for future delivery of gold at various dates from May 2006 to October 2006 (2005 - May to July 2005) at an average price of US$639 (2005 - US$442) per ounce. At April 30, 2006 the Company had a financial exposure to market risks related to the settlement of outstanding forward sales as gold spot prices were approximately US$652 (2005 - US$434) per ounce at that date. The estimated fair value of these contracts at the April 30, 2006 spot prices was $(39) (2005 - $24), which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold forward sales activity is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold forward sales contract counter parties are large international credit-worthy institutions.

12.	Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years.

As at April 30, 2006 the Company has the following tax loss carry forwards:

Country	Category	Amount	Expiry
Argentina	Operating losses	$2,399	2007-2011
Canada	Non-capital losses	$9,024	2007-2015
	Net capital losses	$52,442	N/A
	Mineral expenditures	$11,653	N/A
El Salvador	Mineral expenditures	$21,228	(i)
United States	Operating losses – Regular tax	$9,021	2007-2026
	Operating losses – Alternative minimum tax	$7,132	2007-2026

(i) These expenditures expire when they are written-off for local accounting purposes. The Company has deferred write-off of these expenditures for tax purposes on the reasoning that the local taxing authority, as is common in many jurisdictions, will allow future deduction of these costs against future taxable revenues that these expenditures give rise to.

Future income tax assets are not recorded for the above tax loss carry forwards due to complete uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company’s future income tax assets, after applying enacted corporate income tax rates are as follows:

	April 30, 2006	April 30, 2005
Non-capital losses	$6,885	$8,304
Net capital losses	17,306	882
Exploration expenditures	9,854	8,676
	34,045	17,862
Less: Valuation allowances	(34,045)	(17,862)
	$-	$-

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

13.	Commitments

Operating Leases

The Company has entered into operating leases for office premises, office equipment and vehicles. Minimum lease payments are as follows:

	Office	Office
	Premises (i)	Equipment	Vehicle	Total
2007	$59	$5	$58	$122
2008	45	4	35	84
2009	-	1	24	25
2010	-	-	3	3
	$104	$10	$120	$234

(i)	In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

14.	Segmented Information

Details are as follows:

	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2006	2005	2004
Total Assets
Canada	$16,392	$807	$1,130
USA	4,146	3,443	8,443
El Salvador	4,347	4,354	4,457
Argentina	24	11	-
Chile	-	3	3
Total	$24,909	$8,618	$14,033
Total Property, Plant and Equipment
Canada	$15	$5	$9
USA	44	60	909
El Salvador	4,248	4,234	4,184
Argentina	-	-	-
Chile	-	-	-
Total	$4,307	$4,299	$5,102
Revenue, Excluding Interest Income
Canada	$-	$-	$-
USA	8,024	11,868	12,140
El Salvador	-	-	-
Argentina	-	-	-
Chile	-	-	-
Total	$8,024	$11,868	$12,140
Depreciation, Depletion and Amortization
Canada	$6	$4	$5
USA	13	874	1,290
El Salvador	-	-	-
Argentina		-	-
Chile	-	-	-
Total	$19	$878	$1,295
Net Income (Loss)
Canada	$(956)	$(1,045)	$(971)
USA	3,061	2,352	(1,475)
El Salvador	(5,896)	(6,047)	(4,822)
Argentina	(149)	(116)	(39)
Chile	3,322	222	448
Total	$(618)	$(4,634)	$(6,859)

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

15.	United States Generally Accepted Accounting Principles (“US GAAP”)

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Under US GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders’ equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

Under US GAAP, adjustments arising from foreign currency translations are deferred until realization and are included as a separate component of shareholders’ equity as a component of comprehensive income or loss. Therefore, translation adjustments are not included in determining net income but reported as other comprehensive income. Under Canadian GAAP, translation adjustments are included in net income. There is no comprehensive income category in Canada.

The significant changes in the consolidated financial statements relative to US GAAP are as follows:

Statements of Loss (in thousands of US dollars, except for per share amounts)

	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2006	2005	2004
Net loss following Canadian GAAP	$(618)	$(4,634)	$(6,859)
Adjustments to create US GAAP	-	-	-
Net loss following US GAAP	(618)	(4,634)	(6,859)
Foreign exchange adjustment	(264)	(108)	26
Comprehensive loss, following US GAAP	(882)	(4,742)	(6,833)
Weighted average number of common shares,
computed under US GAAP (thousands of shares)	82,528	80,514	79,146
Loss per share, following US GAAP	$(0.01)	$(0.06)	$(0.09)

Deficit and Comprehensive Gain (Loss) (in thousands of US dollars)

	April 30,	April 30,	April 30,
	2006	2005	2004

Deficit
Adjusted deficit, beginning of year per US GAAP	$(52,828)	$(48,086)	$(41,253)
Net loss per US GAAP	(882)	(4,742)	(6,833)
Adjusted deficit, end of year per US GAAP	$(53,710)	$(52,828)	$(48,086)

Accumulated Other Comprehensive Gain
Beginning of year per US GAAP	$110	$2	$28
Current year other comprehensive gain (loss)	264	108	(26)
Accumulated other comprehensive gain, end of year per
US GAAP	$374	$110	$2

As the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 133, Accounting For Derivative Instruments and Hedging Activities.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

15.	United States Generally Accepted Accounting Principles - Continued

Recent U.S. Accounting Pronouncements

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28. ” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special- purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2006, 2005 and 2004
In thousands of U.S. dollars

15.	United States Generally Accepted Accounting Principles - Continued

Recent U.S. Accounting Pronouncements - Continued

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method— Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this statement.